ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik – Legal

Mary Beth Breslin – Legal

Franklin Wyman – Accounting

Angela Connell – Accounting

Re:	LogicBio Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 13, 2018

CIK No. 0001664106

Ladies and Gentlemen:

On behalf of LogicBio Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on August 13, 2018 (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter dated September 10, 2018 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Draft Registration Statement.

The comments contained in the Staff’s letter dated September 10, 2018 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1.

Securities and Exchange Commission	September 20, 2018

Our GeneRide Technology, page 1

1. Please revise your pipeline table on pages 3 and 82 to remove the programs that are in the discovery phase. Because you have not identified a product candidate or target indication for these programs, it is premature to include them in a product pipeline table. In addition, please revise the column headings to eliminate the implication that your candidates may be closer to regulatory approval and commercialization than they are. For instance, we note that with the use of separate columns for sub-phases of the preclinical stage, it appears the preclinical stage is shorter than the clinical stage and that a candidate that has completed the preclinical stage may be halfway through the development process. Also, revise to create separate columns for phases 1 and 2.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its pipeline table on pages 3 and 86 of Amendment No. 1 to remove the programs that are in the discovery phase and to revise the column headings.

The Company respectfully acknowledges the Staff’s comment to revise the pipeline table to create separate columns for Phases 1 and 2. The Company advises the Staff that it intends, for each of its current and future product candidates that advance to such stage, to submit an IND for, and to enroll subjects in, initial human trials assessing efficacy as well as safety. The Company believes that this is a common practice in the closely related fields of gene therapy and gene editing, in part because it would be unethical to expose healthy volunteers to gene therapy products, gene editing or genome editing activities in a traditional Phase 1 trial and in part because it is inherent in gene therapy, gene editing and genome editing trials, even in initial human trials, to assess efficacy and proof of concept, which are hallmarks of trials characterized as Phase 2 trials. Since the Company intends for its initial human trials to support proof of concept, the Company believes that the term “Phase 1/2” clinical trial, rather than listing Phase 1 and Phase 2 separately, most accurately characterizes such trials and expects that such trials will lead directly to Phase 3 pivotal trials, as depicted in the table.

Prospectus Summary

Overview, page 1

2. Please revise the Prospectus Summary to disclose that you license your core technology from Stanford University and the University of Texas and include disclosure where appropriate regarding the risks of licensing such technology.

Securities and Exchange Commission	September 20, 2018

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 32 and 85 of Amendment No. 1.

Risks Associated with Our Business, page 3

3. Please expand the ninth bullet point in this section to provide specific examples of the risk of not being able to maintain necessary rights to your product candidates. In particular, please address the fact that you only have a non-exclusive license from the NIH to the therapeutic transgene included in LB-001 for non-clinical, research uses and not for clinical or commercial uses, as well as any risks stemming from your license of your core technology from Stanford University and the University of Texas.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 32 and 37 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 4

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 4:

The Company respectfully advises the Staff that on the date hereof it is supplementally providing all written communications, as defined in Rule 405 of the Securities Act, that it has presented or intends to present to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company provides additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Use of Proceeds, page 64

5. Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to proceed in the Phase 1/2 clinical trial for LB-001 in MMA. Please also disclose the amount and sources of other funds needed to complete the Phase 1/2 clinical trial. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1. The Company respectfully acknowledges the Staff’s comment to disclose the amount of other funds needed to complete the Phase 1/2 clinical trial. The Company advises the Staff that any such estimate would be uncertain at this time due to the many factors that will impact the Company’s cash burn and the costs of the trial. In accordance with instruction 3 to Item 504 of Regulation S-K, the Company has clarified the disclosure to state that the portion of the proceeds from the offering to be attributed to conducting the Phase 1/2 clinical trial of LB-001 is expected to allow the Company to conduct its Phase 1/2 clinical trial through the initial data read-out. As the Company believes that no material additional funds will be required in connection with reaching such milestone, the Company does not believe it would be material to investors to disclose an estimate, potentially subject to significant change, regarding the amount of other funds needed to complete the Phase 1/2 clinical trial.

Securities and Exchange Commission	September 20, 2018

6. We note you will use a portion of offering proceeds for discovery and preclinical development of additional product candidates using GeneRide technology. To the extent offering proceeds will be used to advance any of the product candidates you have already identified, such as LB-101 and LB-201, please revise to specify the candidates, the amount of proceeds to be allocated to each, and how far in their development you expect to reach with the proceeds.

Response to Comment 6:

The Company respectfully advises the Staff that it has not made a determination regarding which of its product candidates, whether or not currently identified, will be the next to advance, and as such is unable to specify the amount of proceeds to be allocated to any particular program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgment and Estimates

Stock-Based Compensation, page 77

7. Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the Company’s initial public offering and the midpoint of the estimated offering price range once the Company has an estimated offering price range.

Business

License Agreements, page 105

8. We note your disclosure on page 38 that you currently have a non-exclusive license from the NIH to an engineered methylmalonyl-CaA mutase gene, the therapeutic transgene included in LB-001. Please include a description of the material terms of the license agreement and file the agreement as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

Response to Comment 8:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it does not deem its license agreement with the United States National Institutes of Health (“NIH”) to be material to the Company as it provides only a non-exclusive license for non-clinical, research uses only and not for clinical or commercial uses. As described in the Draft Registration Statement, in order to begin clinical trials of LB-001, the Company will need to

Securities and Exchange Commission	September 20, 2018

obtain an additional license from NIH for rights to use the therapeutic transgene included in LB-001 in clinical trials and for commercial uses. Should the Company obtain such a license from NIH for clinical or commercial use of the applicable transgene in the future, it will evaluate the materiality of such license at that time in accordance with Item 601(b)(10) of Regulation S-K.

9. Please revise your disclosure to include the aggregate milestone payments due under each of the license agreements and the royalty term of the license agreement with Stanford.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 1 to disclose the royalty term of the license agreement with Stanford. The Company respectfully advises the Staff that Amendment No. 1 includes the aggregate milestone payments due under the license agreements with Stanford and University of Texas on pages 110 and 111.

Exhibits

10. Please file the employment agreements described in page 127 as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Please also file the January 2016 consulting agreements referenced in Note 13 to the financial statements and the research agreement referenced in Note 15, or tell us why they are not required to be filed.

Response to Comment 10:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to enter into amended and restated employment agreements with each of the Company’s named executive officers and each such agreement will be included as an exhibit to a subsequent amendment to the Draft Registration Statement. The Company further advises the Staff that one of the January 2016 consulting agreements referenced in Note 13 has been superseded by a later agreement dated April 1, 2018, which such superseding agreement was included as Exhibit 10.8 to the Draft Registration Statement. The Company does not deem the other January 2016 consulting agreement referenced in Note 13 to be material to the Company.

The Company further advises the Staff that it does not deem the research agreement referenced in Note 15 to be material to the Company as the Company does not license any intellectual property under the agreement and may never enter into a related license agreement. Should the Company enter into a license agreement with the private research university in the future, the Company will evaluate the materiality of such license at that time in accordance with Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission	September 20, 2018

General

11. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual, or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual, or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

* * *

Securities and Exchange Commission	September 20, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7826 or Michael S. Pilo of our offices at (212) 841-5716.

Very truly yours,

/s/ Marc A. Rubenstein
Marc A. Rubenstein

cc:	Frederic Chereau (LogicBio Therapeutics, Inc.)
Michael S. Pilo (Ropes & Gray LLP)
Divakar Gupta (Cooley LLP)
Brent B. Siler (Cooley LLP)
Richard C. Segal (Cooley LLP)